[LETTERHEAD OF THIRD POINT LLC]



April 27, 2005

VIA FACSIMILE & U.S. MAIL

Mr. Leonhard Dreimann
Chief Executive Officer
Salton, Inc.
1955 Field Court
Lake Forest, IL  60045
Facsimile (847) 803-1186

Dear Leonhard:

When we originally acquired our Salton, Inc. ("Salton" or the "Company") stake last year we were aware of your reputation for extravagance, poor judgment and your overall limitations as a manager. We went in with "eyes wide open" regarding the Company's declining sales, eroding margins and over-leveraged capital structure. It was our view, however, that even a manager as flawed as yourself could implement the basic "blocking and tackling" maneuvers required to restore operating margins to industry averages and thus enable the Company to restructure its debt.

It was only over time that we came to recognize the magnitude of your incompetence and apparent disregard for shareholders. We learned of your penchant for Presidential suites at the tony Peninsula hotel in Hong Kong, your love of chauffeur driven limousines at Company expense, your interest in pursuing business opportunities in far flung locales such as Australia (possibly not for business reasons but because you enjoy traveling on the "company dime"). We also heard that you are pursuing a number of personal business interests notwithstanding the obvious fact that you should be focused on your own employer's dire straits.

Unfortunately, it was not until we attended the 2005 International Home and Houseware show March 20th in Chicago that we realized the scope of your far reaching ineptitude. In a word the Company booth was a debacle and conclusive evidence that you are clueless. I suspect that most of the Company's shareholders don't realize that Salton is rolling out a product line based on consumer electronics such as LCD television monitors and a ridiculous hand held device called an "e-pod" that I predict will be the next product introduction in a long line of flops. I was a little taken aback by the sonic wave toothbrush which was displayed by an out of work doctor who couldn't tell me if the product was endorsed by any medical or dental associations and referred me to the Salton website for the answer. (It was not.)

The final decision to exit the position was not based on your incompetence, arrogance, and innumerable short comings alone. It was my conclusion that the Company's board is governed by a toothless crew of cronies or pathetically weak individuals who I can only conclude are in way over their heads and unable to take appropriate action.

Before you bid me adieu, be advised that Third Point LLC holds significant positions in the Company's publicly traded debentures. In the likely event that an out of court restructuring is not reached, I look forward to personally dedicating my considerable energy to serving on the creditors committee and seeking your ouster at that time. Until we meet again, I am

Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb
Chief Executive Officer


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